June 2, 2005

via U.S. mail and facsimile to (978) 352-5616

Mr. Ronald J. Lataille
Chief Financial Officer
UFP Technologies, Inc.
172 East Main Street
Georgetown, MA  01833

	RE:	Form 10-K for the year ended December 31, 2004
		Form 10-Q for the quarterly period ended March 31, 2005
      File No. 001-12648

Dear Mr. Lataille:

		We have reviewed the financial statements and Management`s
Discussion and Analysis in your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Research and Development, page 7

1. We have noted your disclosure that "research and development is an integral part of the Company`s ongoing cost structure." In future filings, consider disclosing the total costs charged to research and development in each period an income statement is presented.
Refer
to SFAS No. 2, paragraph 13.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Investment In and Advances to Affiliated Partnership, page 14

2. In a supplemental letter, please explain to us how your consolidation of United Development Company Limited complies with FIN
46. In your response to us, please address that on page 14 of your
Form 10-K, you state that it is because of related party common ownership; whereas, in Note 10 on page 12 of your Form 10-Q for the quarter ended March 31, 2005, you state the reason as you absorb the majority of the expected losses and residual returns.

Contractual Obligations, page 19

3. In future filings, include your interest commitments under your interest-bearing debt in this table, or provide textual discussion of this obligation below the table. If you provide a textual discussion, the discussion should quantify the interest payments using the same time frames stipulated in the table. Refer to footnote 46 to Release 33-8350 "Interpretation: Commission Guidance
Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations."

Critical Accounting Policies - Revenue Recognition, page 20

4. Within your revenue recognition policy, we have noted your disclosure that "If a loss is anticipated on any contract, a provision for the entire loss is made immediately." In a supplemental letter, please explain to us the nature of these contracts and the dollar amount booked as a loss in each period presented in your filing. In addition, please tell us the accounting literature that you cited for this policy.

Form 10-Q for the quarterly period ended March 31, 2005

Consolidated Statements of Cash Flows, page 5

5. Please amend your Form 10-Q for the quarterly period ended
March
31, 2005 to reclass your distribution to United Development Company partners to an operating activity rather than as a financing activity. Dividends to minority owners are the payout of amounts previously deducted from consolidated net income and carried as a credit on the consolidated balance sheet. Therefore, similar to interest paid on other sources of financing, dividends paid to minority owners should be classified as operating cash flows. Refer to SFAS No. 95.


*    *    *    *

		Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions regarding these comments, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, to Al Pavot, Staff Accountant at (202) 551-3738, or to the undersigned at (202) 551-3255.

							Sincerely,



							Nili Shah
							Accounting Branch Chief

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Mr. Ronald J. Lataille
UFP Technologies, Inc.
June 2, 2005
Page 3 of 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0510

         DIVISION OF
CORPORATION FINANCE